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                                January 31, 2000


VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549


     CELTRIX PHARMACEUTICALS, INC.
     CIK: 0000871395
     COMMISSION FILE NO. 333-27263
     APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-3

Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-3, together with all exhibits and amendments thereto, Commission File No. 333-27263 (collectively, the "Registration Statement"). The Registration Statement was originally declared effective by the Commission on July 10, 1997.

     Pursuant to the Registration Statement, the Registrant registered on behalf of specified selling stockholders an aggregate of 8,582,810 shares of its Common Stock, $0.01 par value per share (the "Shares"), for resale to the public, at a proposed maximum offering price per Share of $2.31, with a proposed maximum offering price of $19,826,291.10. As stated in the Registration Statement - Plan of Distribution, the Registrant agreed to maintain the effectiveness of the Registration Statement until the earlier of the sale of all the Shares or until such date as the Registrant shall be satisfied that each holder of Shares can sell all of the Shares it holds in any three-month period in compliance with Rule 144 promulgated under the Securities Act of 1933, as amended, but in no event after March 31, 1999. The Registration Statement further states that no sales may be made pursuant thereto after March 31, 1999 unless the Registrant amends or supplements the Prospectus contained in the Registration Statement to indicate that it has agreed to extend such period of effectiveness. The Registrant has not agreed to amend the Registration Statement to extend the effectiveness beyond the expiration date.

     Accordingly, we hereby request that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

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Securities and Exchange Commission
January 31, 2000
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     If you have any questions regarding the foregoing application for withdrawal, please contact Edmund Ruffin or Francie Johnston at Venture Law Group, legal counsel to the Registrant in connection with the Registration Statement, at (650) 854-4488.

Sincerely,

CELTRIX PHARMACEUTICALS, INC.

/s/ DONALD D. HUFFMAN
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Donald D. Huffman
Vice President, Finance & Administration
Chief Financial Officer